BIRKENSTOCK

PRESS RELEASE

LONDON, UNITED KINGDOM || JANUARY 8, 2024

MEDIA CONTACT
Birkenstock Holding plc
ir@birkenstock-holding.com

BIRKENSTOCK ANNOUNCES FOURTH QUARTER AND FULL FISCAL YEAR 2023 RESULTS DATE AND CONFERENCE CALL

Birkenstock Holding plc ("BIRKENSTOCK" or the "Company", NYSE: BIRK), announced today that the Company will report its fourth quarter and full fiscal year 2023 financial results on Thursday, January 18, 2024 before US market open. The Company will host a conference call and live webcast with the investment community at 8:00 a.m. Eastern Time that same day.

A webcast of the call will be accessible on the Company's Investor Relations website at https://birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 366842. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 49608. An archive of the webcast will also be available on BIRKENSTOCK's Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries ("BIRKENSTOCK"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose – encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics segments. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

MEDIA CONTACT

Birkenstock Holding plc
ir@birkenstock-holding.com